

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Tony McCourt
Legal Counsel
PropertyGuru Group Limited
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533

> **Re: PropertyGuru Group Ltd**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 7, 2021**
> **File No. 333-261517**

Dear Mr. McCourt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Non-IFRS Financial Measures, page 45

1. We note your response to prior comment 10. Please also present, hereunder and elsewhere in the filing, a ratio calculated in accordance with IFRS that is most comparable to the non-IFRS ratio, Adjusted EBITDA Margin.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement
of Financial Position, page 175

2.   Refer to Adjustment B5. Please make clear if the accrual and cash adjustments reflect
     the total value of loans and advances due by Bridgetown 2 to the Sponsor as of
     September 30, 2021, which is the sum of a promissory note in the amount of $300,000 and
     relevant out-of-pocket expenses currently estimated at approximately $3.4 million. We
     note your disclosure in the third from the last bullet on page 78 and elsewhere in the
     filing.

Unaudited Interim Financial Statements of Bridgetown 2
Note 2. Restatement of Previously Issued Financial Statements, page F-102

3.   We note that the Bridgetown 2 filed an Item 8.01 Form 8-K on February 3, 2021 that
     included an <u>audited</u> balance sheet as of the January 28, 2021. We further note
     that Bridgetown 2 has restated such balance sheet here on an unaudited basis. Please
     explain or revise as necessary.

Panama Group
Notes to the Combined Financial Statements
4. Revenue, page F-167

4.   We note your response to prior comment 32. A significant portion of the Panama Group's
     revenues are recognized over time. Please further explain how the timing of satisfaction
     of your performance obligations, including but not limited to depth credits, relates to the
     typical timing of payment and the effect that those factors have on the contract asset and
     the contract liability balances. Refer to paragraph 117-118 of IFRS 15.

     We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Noah Carr, Esq.